ORBIS

Warszawa , 2003-12-05

03045379

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SEC MAIL PROCESSING
RECEIVED
DEC 31 2003
WASH. D.C. 155 SECTION

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report no 34/2003.
Best regards

Andrzej Szułdrzyński
Vice-President

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

dlw 1/6

Current report no 34/2003

Draft Resolution
regarding point 4 of the agenda

Resolution No 1
of Extraordinary General Assembly of Shareholders of „Orbis" S.A.

Acting by virtue of Article 393 section 3 and Article 17 § 2 of the Commercial Companies and Partnerships' Code, § 29 section 2 of „Orbis" S.A. Statutes, the Extraordinary General Assembly of Shareholders of Orbis S.A. hereby decides as follows:

§1

1. The Extraordinary General Assembly of Shareholders of Orbis S.A. herby grants its consent for establishment of joint mortgages to secure potential claim(s) on real property of three „Orbis" S.A. branches, up to the value accounting for 130% of the sum of EURO 48.7 million.

2. The above-mentioned mortgages are established on the following real property: Sofitel Victoria Branch in Warsaw (land and mortgage register no 193711 and 193710), Novotel Okęcie – Airport Branch in Warsaw (land and mortgage register no 141983) and Novotel Centrum Branch in Poznań (land and mortgage register no 130976). The said mortgages are established for the purpose of providing a collateral security under credit facility agreement entered into with a consortium led by Credit Lyonnais S.A. The credit facility has been utilized to acquire shares in Hekon Hotele Ekonomiczne S.A.

§2

The resolution shall have a retroactive effect and shall come into force on the date of preparation of notary's deed establishing the said joint mortgages to secure potential claim(s) on real property.